Contact

www.linkedin.com/in/timothy-campbell-phd-msn-rn-ne-bc-cphq-818a6362 (LinkedIn)

Top Skills

Cpr Certified

ACLS

CMSRN

Certifications

Certified Medical-Surgical Registered Nurse

Timothy Campbell PhD, MSN, RN, NE-BC, CPHQ

Clinical Service Director

Mather, California, United States

Summary

Healthcare Innovation/ Process Improvement/ Clinical Leadership/ Data Science

Experience

Unitek Learning

Assitant Professor

January 2024 - Present (5 months)

Sacramento, California, United States

BSN program

Campbell Clinical Consulting

Chief Executive Officer

June 2022 - Present (2 years)

Lincoln, California, United States

Kaiser Permanente

Clinical Service Director Quality

August 2021 - Present (2 years 10 months)

Roseville, California, United States

Northern California Veterans Health Care System

Director of Quality Safety and Value

July 2017 - August 2021 (4 years 2 months)

Mather, California, United States

Oscar G Johnson Veterans Affairs Medical Center

Chief Nurse Quality Management

August 2015 - July 2017 (2 years)

Iron Mountain, Michigan, United States

HAMPTON VAMC

Nurse Manager Spinal Cord Injury
August 2014 - August 2015 (1 year 1 month)
Hampton, Virginia, United States

Riverside Regional Health System
Vascular Access Nurse
May 2014 - August 2015 (1 year 4 months)
Newport News, Virginia, United States

Sentara Careplex Hospital
Nurse Manager Med/Surg
July 2013 - June 2014 (1 year)
Hampton, Virginia, United States

Mary Immaculate Hospital
Nurse Manager of Orthopaedic Unit
August 2011 - June 2013 (1 year 11 months)
Newport News, Virginia, United States

Depaul Medical Center
Intensive Care Nurse
June 2009 - June 2011 (2 years 1 month)
Norfolk, Virginia, United States

Education

Walden University
Doctor of Philosophy (PhD), Health Services Administration · (2016 - 2023)

Walden University
Masters of Science, Leadership and Management; Nursing · (2011)

Hampton University
Bachelors of Science, Nursing